

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Robert Anderson
Chief Executive Officer
EARTHSTONE ENERGY INC
1400 Woodloch Forest Drive, Suite 300
The Woodlands, TX 77380

>   **Re: EARTHSTONE ENERGY INC**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed May 6, 2022**
>   **File No. 001-35049**

Dear Mr. Anderson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Reid Godbolt